
June 5, 2013

Via E-mail
Ira E. Shapiro
Chief Executive Officer
First Independence Corp.
103 Waters Edge
Congers, NY 10920

> **Re: First Independence Corp.**
> **Current Report on Form 8-K**
> **Filed May 9, 2013**
> **File No. 333-180653**

Dear Mr. Shapiro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K Filed October 15, 2012

General

1.   With your next amendment, please number all of the pages in your filing.

2.   Please define at the place of first usage all acronyms or abbreviations used throughout your filing. For example, you have not defined the term "A&P" when it is first used within your table of CodeSmart Programs" under your section entitled "Competitive Environment/ Comparison of ICD 10 Online Curriculums."

3. Notwithstanding the URL citations provided, many statements in your filing require additional support. Please provide us with supplemental support for all the claims appearing under your section entitled "Our Business," including, but not limited to:

- healthcare is "the largest industry in the United States today;"
- your "top ranked solution;"
- the number of coders, nurses, physicians, and hospital employees, as discussed in the "Our Market Opportunity" section;
- the number of codes under the "old medical code system" versus ICD-10; and
- that CODESMART is the "first to market" in reaching out to new coders.

4. It appears there may be a change in independent accountant associated with the reverse merger and recapitalization described in your filing. If applicable, please comply with Item 4.01 of Form 8-K and provide all of the disclosures required by Item 304 of Regulation S-K.

Item 1.01 Entry Into A Material Definitive Agreement

5. Please disclose the expected date of record for the 8-for-1 forward stock split of your common stock.

Item 2.01 Completion of Acquisition or Disposition of Assets

Our Business

Overview

6. Please tell us the status of and expected timeframe for International Alliance Solutions' transfer of assets to you. Also, please disclose the assets to be included, besides the trademark.

Management's Discussion and Analysis of Financial Condition and Plan of Operations

7. The guidance in Item 303(a) of Regulation S-K, specifically paragraphs (a)(1) and (2), requires an analysis of your liquidity and capital resources. Contrasting your current size against your plans discussed under "Our Business" and your statement that you expect to earn $10 million in revenues over the next 12 months, please discuss known commitments for capital expenditures and any expected material change to the mix and relative cost of your capital resources. For further guidance on the overall approach to MD&A, including the presentation, content, and focus of the disclosure, please refer to Sections III and IV of the SEC Interpretive Release No. 33-8350, and Sections 501.03, 501.12, and 501.13 of the Financial Reporting Codification.

Certain Relationships and Related Transactions, and Director Independence

8.   We note your statement "Except as disclosed in the Company's Annual Report on Form 10-K for the year ended February 28, 2013, the Company was not a party to any transaction…" It appears that you are trying to incorporate by reference information contained in the Form 10-K. As this is not appropriate, please provide all the information required by the information required by Item 404 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management

9.   For each beneficial owner that is an entity, please identify the person or persons who have voting or investment control over the company's securities that the entity owns. Please see Regulation S-K Compliance and Disclosure Interpretation 140.02, available at www.sec.gov.

Description of Securities

Preferred Stock

10.   Please disclose here or elsewhere whether you have any outstanding shares of preferred stock.

Item 5.01 Changes in Control of Registrant

11.   Please disclose the amount paid to Mr. Lindsay for his 9 million shares of company stock.

12.   Please identify or define the CodeSmart Shareholders.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

13.   We note that Nigel Lindsay formerly served as your Principal Financial and Accounting Officer. Per Item 5.02(c) of Form 8-K, please disclose who is now serving in this capacity or confirm that you have not appointed such an officer.

14.   For each listed individual, please provide a complete description of the principal business activities (occupations, employment, positions held) during most recent five years, leaving no gaps or ambiguities with regard to time. With respect to Mr. Shapiro, you do not disclose the names of several of the companies he worked for, nor do you disclose what occupation he held during the period from 2006 to 2010. With respect to Ms. Franey, you similarly do not disclose the name of the staffing company she founded, nor do you provide discernible dates for her periods of employment.

Also, clarify for your two officers how much of their respective professional time has been and will be devoted to your business. Finally, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of the registrant's business and structure. Refer generally to Item 401(e) of Regulation S-K.

15.   We note your statements that "Mr. Shapiro has been recognized by the health care industry as an innovator in the hiring process and developed a copy written hiring process which yielded a success rate of over 98% for hiring of "A" players into companies" and that he "has directed some of the largest hiring programs in the history of the health care staffing business." Please substantiate these statements, defining any industry term such as "A player," or remove them from your filing.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

16.   We note that you will retain the fiscal year of the legal acquirer (i.e., February 28). Since you will be required to file a transition report after the consummation of the reverse merger and recapitalization, Item 5.03(b) of Form 8-K requires that you also disclose the form (e.g., Form 10-K or Form 10-Q) on which the report covering the transition period will be filed. For further guidance on the transition report, refer to Exchange Act Rules 13a-10 and 15d-13 and FRC 102.05.

Item 9.01 Financial Statement and Exhibits

General

17.   Please include all exhibits under your list at Item 9.01(d). We note that Exhibit 99.2 was not included and, further, that it was uploaded to EDGAR as your "Bylaws."

18.   Please ensure that all material contracts are disclosed in the filing and filed as exhibits. See Item 601(b)(10) of Regulation S-K. As examples, it does not appear that you have filed the "[d]istribution arrangements . . . with major companies" or the "long-term agreement with AMERINET" described under your section entitled "Significant Accomplishments." Similarly, please file the "license agreement with [Florida International University]" described under your section entitled "Intellectual Property," the Course Development and Management Services Agreement with FIU and the Assignment of Trademark and Trademark Application Agreement with IAS, or provide us with an analysis as to why these do not need to be filed.

19.   Please ensure that you have filed complete versions of each of your material contracts, including any schedules and exhibits. Please refer to Item 601(b)(10) of Regulation S-K. We note that Schedule 5 of Exhibit 4.1, Exhibit A of Exhibit 10.1, and Exhibits A and B

of Exhibit 10.2 are missing. In addition, the Securities Purchase Agreement does not have the signature pages that identify the Investors.

Exhibit 99.2

Index to Financial Statements, page 2

20.   Please file an amended Form 8-K with the financial statements of the accounting acquirer for the most recently completed quarterly period prior to the date of the reverse recapitalization. Refer to Rule 8-08 of Regulation S-X.

21.   Please include pro forma information in your next amended Form 8-K. Refer to Rule 8-05 of Regulation S-X.

Note 3. Stockholders' Equity, page F-9

22.   We note your disclosure that you issued 750,000 shares of common stock does not agree with the amount of shares reflected on your stockholders' equity statement on page F-4 of 75,000. Please revise your disclosure as necessary.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3611, with any other questions.


Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief


cc: Ms. Gracie Lin Zhou